UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*


Sino Green Land Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

426650107
(CUSIP Number)

December 31, 2009
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 426650107	SCHEDULE 13G	Page 2 of 8


1	Names of Reporting Persons

	Celenian Appreciation Fund, L.P.

	IRS Identification No. of Above Person (entities only)

	20-4716421

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				6,409,090

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			00-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				6,409,090

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	6,409,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	6.11%

12	Type of Reporting Person (See Instructions)

	PN


CUSIP No. 426650107	SCHEDULE 13G	Page 3 of 8


1	Names of Reporting Persons

	Celenian Capital, LLC

	IRS Identification No. of Above Person (entities only)

	20-4716416

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				6,409,090

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				6,409,090

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	6,409,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	6.11%

12	Type of Reporting Person (See Instructions)

	IA


CUSIP No. 426650107	SCHEDULE 13G	Page 4 of 8


1	Names of Reporting Persons

	Ikro Yoon

	IRS Identification No. of Above Person (entities only)

	20-4716416

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				6,409,090

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				6,409,090

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	6,409,090

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	6.11%

12	Type of Reporting Person (See Instructions)

	IN


 CUSIP No. 426650107	SCHEDULE 13G	Page 5 of 8


Item 1(a).	Name of Issuer.

	Sino Green Land Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices.

	6/F No. 947, Qiao Xing Road, Shi Qiao Town, Pan Yu
District, Guang Zhou, People's Republic of China

Item 2(a).	Name of Person Filing.

	Celenian Appreciation Fund, L.P.
	Celenian Capital, LLC
	Ikro Yoon

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Celenian Appreciation Fund, L.P.,
Celenian Capital, LLC, and Ikro Yoon is 338 Spear Street,
Suite 8D, San Francisco, CA  94105.

Item 2(c).	Citizenship.

	Celenian Appreciation Fund, L.P. is a California limited partnership, Celenian Capital, LLC is a California limited liability company, and Ikro Yoon is a US citizen.

Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	426650107

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 	SCHEDULE 13G	Page 6 of 8


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E). (for Celenian Capital, LLC only)

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). for Ikro Yoon only)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is hereby made to Items 5-9 and 11 of pages two
(2), three (3), and four (4) of this Schedule 13G, which Items are incorporated by reference herein. The reported securities include 300,000 Series A Convertible Preferred
Stock, 1,500,000 Series A Warrant shares, and 1,500,000
Series B Warrant shares. These securities may be converted into the number of shares mentioned on pages two (2), three
(3), and four (4). For computation of the percentage of ownership, the number of outstanding shares reported on November 18, 2009, was raised by the number of convertible shares.

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.




CUSIP No. 426650107	SCHEDULE 13G	Page 7 of 8


Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Celenian Capital, LLC is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page three (3) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom Celenian Capital, LLC acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements. Ikro Yoon is deemed to be the beneficial owner of the number of securities reflected in
Item 5-9 and 11 of page three (4) of this Schedule 13G pursuant to his ownership position in Celenian Capital, LLC.

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above on page two (2), three (3), and four (4) of this
Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 	SCHEDULE 13G	Page 8 of 8


Signature


	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	May 10, 2010

	Celenian Appreciation Fund, L.P.


	/s/ Ikro Yoon
	________________________
	By:  Ikro Yoon
	its: Managing Member of the general partner



	Celenian Capital, LLC



	/s/ Ikro Yoon
	________________________
	By:  Ikro Yoon
	its: managing member



	Ikro Yoon



	/s/ Ikro Yoon
	________________________
	By:  Ikro Yoon

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)